August 3, 2018

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Northern Lights Fund Trust III, File No. 811-22655

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust III, a registered investment company (the “Trust”), we submit with this letter, via electronic filing, the attached preliminary proxy statement on behalf of the Absolute Asset Allocator Fund and the Absolute Capital Defender Fund (each a “Fund”). The Proxy Statement relates to a special meeting of each Fund’s shareholders to consider the approval of a new investment advisory agreement with each Fund’s adviser due to a change of control.

If you have any questions or comments related to this filing, please contact me at (614) 469-3217).

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217